

Mail Stop 3561

October 21, 2015

Rajiv Shukla
Chief Executive Officer
Constellation Alpha Capital Corp.
3 Allied Drive, Suite 303
Dedham, MA 02026

> **Re: Constellation Alpha Capital Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 24, 2015**
> **CIK No. 0001651944**

Dear Mr. Shukla:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Summary, page 1

2. Please disclose briefly in the Summary that although you will not redeem shares in an amount that would cause net assets to fall below $5,000,001, you do not have a maximum redemption threshold based on the percentage of the shares sold in your initial public offering, as many blank check companies do.

3. Please disclose in the Summary that you may issue additional ordinary or preferred shares or debt securities to complete the initial business combination.

Risk Factors, page 17

4. To the extent it may be material to investors please provide a risk factor or risk factors addressing risks attendant to operating healthcare and technology businesses, whether in India or otherwise.

5. If material to investors please revise to include a risk factor addressing risks attendant to acquiring a company that is financially unstable or in its early stages of development or growth, as disclosed on page 60.

Our public shareholders may not be afforded the opportunity to vote…page 17

6. Please expand this risk factor to include a brief description of the circumstances in which there would not be a shareholder vote.

The grant of registration rights to our initial shareholders, page 24

7. To provide information about the magnitude of the risk, please quantify the number of shares that are subject to the registration rights.

We are not required to obtain an opinion, page 25

8. We note your disclosure that fair market value of the target will be determined by your board of directors based on standards generally accepted by the financial community. Please revise to disclose here that, if true, the board of directors will have significant discretion in choosing the standard used to establish the fair market value of the target acquisition.

We may engage in our initial business combination, page 28

9. Please disclose the entities with which your directors and officers are affiliated that could present potential conflicts of interest because they could become target businesses.

Proposed Business, page 58

Our Competitive Advantages, page 58

Management Operating and Investment Experience, page 58

> 10. Please revise here and on page 3 to disclose whether the members of the management team have experience with special purpose acquisition vehicles or other blank check companies and include a brief description of the companies and their role.

Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419, page 74

Release of Funds, page 74

> 11. Please revise to quantify the approximate amount that could be released for tax obligations and working capital requirements.

Management, page 79

Conflicts of Interest, page 82

> 12. Please refer to the second bullet point on page 82. For each officer and director please disclose any entities with which they are currently affiliated that may pose a conflict of interest related to the presentation of business opportunities.

Taxation, page 111

> 13. Please tell us what consideration you gave to including a discussion of tax consequences related to India.

You may contact Heather Clark at 202-551-3624 or Andrew Mew at 202-551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure